DR HOPS, INC.

OFFERING STATEMENT

OFFERING SUMMARY

Issuer Name	DR HOPS, INC.
Doing Business As	DR HOPS, INC.
Offering Amount	$60,000.00 – $124,000.00
Security Type	Secured Loan
Interest Rate	14.00% annually
Maturity	36 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket Lien on assets of the company
Personal Guaranty	Joshua Rood
First Payment	30 days after campaign end date

COMPANY OVERVIEW

DR HOPS produces organic, live-cultured alcoholic beverages with superior taste and more functional, health-conscious ingredients. The company's Spiked Living Selters (TM) are the only unpasteurized hard seltzers in the market with real organic fruit, live house-made cultures, fresh organic acids, and hops. Its Real Hard Kombuchas (TM) are the only hard kombuchas in the market with 10% ABV, organic fruit, live house-made cultures, and fresh hops.

DR HOPS is sold at Whole Foods, BevMo, Erewhon, and over 450 fine retailers throughout California, Arizona, and Florida. With a base revenue of $600K per year from sales of its top-ranked hard kombucha, DR HOPS launched its more scalable and price-competitive Spiked Living Seltzer in January 2024. Strong early traction at retail and enthusiastic consumer response indicate there is massive potential in the $18B RTD alcohol category for this new type of hard seltzer with superior taste & liveliness.

The company, with over $3.5M in funding to date, is raising additional capital to fuel growth and get to breakeven by June of 2025. Fundraising efforts include debt and equity-based crowdfunding as well as private investment.

Company History

DR HOPS was born out of the friendship of co-founders Joshua & Tommy, their passion for craft beer, and their desire to create a new type of recreational beverage that was healthier, tastier, and more potent than anything else available. They endeavored to create the beverage that no one else seemed willing or able to make.

They spent many passionate hours tasting and drinking and dreaming up ideas. One day, Joshua busted out some bottles of funky hard kombucha and Tommy was shook. They were so sweet and so sour and didn't seem good for you at all! (Even though they wanted to be). "Could a boozy kombucha-based beverage really be as good as a great craft beer?" they thought. Inspired by the possibility of what hard kombucha could be, these two men set off to make the best hard beverages the world has ever tasted.

Fueled by a Kickstarter campaign and then funds raised from angel investors, Tommy & Joshua launched

DR HOPS REAL HARD KOMBUCHA in the spring of 2019. They found early success at Whole Foods with placements throughout California and quickly added distribution in Arizona and Florida. The next year they tripled their business.

During the Covid pandemic, they realized that refrigerated hard kombucha was too limiting and began developing the next generation of their core concept. The 2024 launch of DR HOPS SPIKED LIVING SELTZER marks an important milestone in their company's growth and gives them a bright path forward.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

FORMER LLC MEMBERS	% OWNERSHIP
Joshua Rood	5.19328%
Tommy Weaver	4.55088%
Aaron Hankowski	0.81881%
Sam Cappione	0.17878%
Erin Wold-Fettner	0.31352%
Noah Buffet Kennedy	0.95355%
John Roulac	0.21246%
Ahmed Rahim	1.29041%
Murat Armbruster	0.54932%
Alex Lewin	0.31352%
Morris Shriftman	0.30005%
Reem Hassani	0.21246%
Rusti Porter	0.21246%
Martin Geraghty	0.17035%
Paul Medina	0.31352%
Lara Dickinson	0.21246%
MEMBERS	**15.79579%**

FORMER	OWNERSHIP
Aaron Goldstein	0.98836%
Ahmed Rahim	1.86699%
Alan Palmer	1.12823%
Alex Lewin	1.02339%
Anthony Suzio	0.54019%
The Moorier Revocable	0.80888%
Bill Glockner	3.68559%
Corey Busay	4.11718%
Curtis Shipman	1.67706%
David Hankowski	18.50350%
Erik Christoffersen	1.87431%
Frank Shaw	2.17217%
Millennium Trust (FHorton)	3.59808%
Ian Levasseur	0.17837%
Jay Kravitz	0.81703%
Jeffery Chin	0.22257%
John Preston	1.75913%
John Roulac	7.47472%
Jonathan Shipman	1.02030%
Juan Alzate	0.98836%
Kevin Lin	1.01903%
Kyle McGee	0.87933%
Lara Dickinson	0.39591%
Lauren Roberts	0.44454%
The Entrust Group	3.48244%
Laurie Archbold	0.84665%
Lisa Dearborn	0.40756%
Mani Nial	0.69625%
Mark Wagner	1.15814%
ROSELAND FUND	1.74881%
Michael Ossareh	2.12137%
Morris Shriftman	0.88397%
Regenerative Holdings,	1.00919%
CSRSC LLC (Nikos)	1.75866%
Emerson-Renn Trust	0.94897%
Rachel Slaybaugh	0.66979%
Michelle Alger	0.69615%
Stacey Rutherford	1.23515%
Steve Naccarato	1.86671%
Steven Weems	5.76843%
Tim Dale	1.72275%
NOTEHOLDERS	**84.20421%**
GRAND TOTAL	**100.00000%**

The above is the only ownership outstanding for the company. The ownership interests of a(n) CA Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Thomas Weaver

Title: Co-Owner
Work History:
Full-time for DR HOPS since 2018

Biography:

Over 15 years experience in kombucha and beer fermentation and mycology. One of the world's most talented and experienced brewers of hard kombucha and related alternative fermentations. UC Santa Cruz. Created & perfected DR HOPS' brewing processes. Co-developed the liquids with Chief Rabbit Joshua.

Aaron Hankowski

Title: Chief Executive Officer
Work History:
Full-time for DR HOPS since 2020

Biography:
Over 15 years experience empowering early-stage businesses. Grew up in a successful family business. MBA Wharton. Brought in an experienced sales & distribution manager & sales team. Brought in CFO. Pivoted DR HOPS for scalability and profitability by focusing on new product line and production partnerships.

Joshua Rood

Title: Co-Owner
Work History:
Full-time for DR HOPS since 2018

Biography:
Over 25 years experience in food, beverage, community-based marketing, brand development, sales, leadership, and transformation. Extensive training and experience through lululemon & Landmark Worldwide. BA in economics, Swarthmore, Phi Beta Kappa. Created the DR HOPS brand and packaging. Co-developed the liquids with Brewmaster Tommy.

Sam Cappione

Title: GM and National Sales & Distribution Manager
Work History:
President of Speakeasy Ales & Lagers and Hunters Point Brewing Company.

Biography:
Over 35 years experience in beer distribution and sales. Managed and helped build Horizon Beverage (Oakland, CA) before selling that company and taking over as President of Speakeasy Ales & Lagers. Served as sales & distribution advisor to DR HOPS prior to full-time role.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

This loan will be used to produce a new batch of SPIKED LIVING SELTZER and fuel the critical sales and marketing we are doing to grow our company.

We have great early traction with our new SPIKED LIVING SELTZER line. The first 100 Points of Distribution (PODs) sold an average of 3.75 units/store/week in February, and the 125 PODs we had as of mid-March are selling our seltzers at a significantly faster rate. To complement our two full-time California field salespeople we have activated additional fractional salespeople in Arizona and Florida. We have also launched several significant promotional campaigns, including a Tahoe Ski Bus Sponsorship, our UC Berkeley Bar Program, and a series of festival events in both Northern and Southern California.

The product we are producing with this loan will bring in over $100,000 in revenue and keep us on track for our April sales goal of $85K and our 2024 sales goal of $2M. This is a critical bridge to the larger $3M Series A we are raising to get DR HOPS to breakeven by June of 2025 and hit our 2026 goal of $11M in net revenue. The wheels of growth are in motion and this loan is funding that growth at a critical time.

We are building the world's most refreshing & life-affirming alcohol brand.
OUR MISSION: Elevating life and culture through beverages and joy. Key milestones include:

- 2024 net revenue of $2M, three times our best year to date.
    - Over 12,400 cases of REAL HARD KOMBUCHA sold.
    - Over 35,000 cases of SPIKED LIVING SELTZER sold.
- 2025 net revenue of $6.5M & EBITDA-positive from June onward
- 2026 net revenue of $11M

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	*Cost*
Production	$60,000.00
Sales & Marketing	$55,000.00
Total	$115,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>You Might Lose Your Money</u>
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

<u>COVID-19 Might Have a Negative Material Effect on the Company</u>
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

<u>Competition</u>
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

<u>Licensing Risk</u>
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

<u>Interest Rate Might Not Adequately Compensate For Risk</u>
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

<u>No Right to Participate in Management</u>
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

<u>Reliance On Management Team</u>

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by Joshua Rood. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$124,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,940.00
Less: Admin Fee**	- $35.00	- $35.00
Net Proceeds	$55,265.00	$115,025.00

* Applied at a marginal-rate based upon amount raised:
  Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

** $10.00 fee to file UCC-1 with CA Department of State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in DR HOPS, INC. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with DR HOPS, INC. ("Note Purchase Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 14.00% per year. The accrual of interest will begin after a 30-day interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.
-
- The Company must pay the accrued interest on a quarterly basis (every three months), starting 30-days after the closing date of the offering.
- The Company must repay your principal (the amount you invested) 36 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.
- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.
- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.
- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.
- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.
- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.
- The Note offered does not have any voting rights.
- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.

- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

n/a

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

Chief Rabbit Joshua & Brewmaster Tommy each receive monthly payments of $3800 to work full-time on the business. CEO Aaron is not currently receiving a salary.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a blanket lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Rapid Finance	$28,517.20	31%	11/01/2024	$3,456.60
Total Balance	$28,517.20			$3,456.60

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023*
Cash & Equivalents	48,007	5,425
Accounts Receivable	-	-
Fixed Assets	133,807	101,633
Other Assets	154,804	128,707
TOTAL ASSETS	**336,618**	**235,765**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	386,783	3,056,248
LT-Debt Payable	2,699,471	939,580
TOTAL LIABILITIES	**3,086,254**	**3,995,828**
Retained Earnings	(1,852,401)	(2,749,636)
Net Income	(897,235)	(1,010,427)
TOTAL OWNER'S EQUITY	(2,749,636)	(3,760,063)
TOTAL LIABILITIES & EQUITY	**336,618**	**235,765**

Income Statement

INCOME	2022	2023*
Total Revenue	560,882	386,251
Cost of Goods Sold	266,913	240,690
GROSS PROFIT	**293,969**	**145,561**
Operating Expenses	1,191,204	1,155,988
NET INCOME	**(897,235)**	**(1,010,427)**

Statement of Cash Flows

	2022	2023*
NET INCOME (LOSS)	(897,235)	(1,010,427)
CASH FLOW ACTIVITIES		
Net Cash from Operations	(629,847)	(798,892)
Net Cash from Investing	(43,506)	9,796
Net Cash from Financing	673,837	746,513
NET INCREASE (DECREASE) IN CASH	(896,751)	(1,053,010)

* - Through 12/31/2023

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	336,618	235,765
Cash & Equivalents	48,007	5,424
Accounts Receivable	56,633	-
Short-Term Debt	174,396	2,781,850
Long-Term Debt	939,580	2,699,471
Revenue	560,882	386,251
Cost of Goods Sold	266,913	240,690
Taxes Paid	-	-
Net Income	(897,235)	(1,010,427)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT

DR HOPS, INC.,

as the Issuer,

AND

____
as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among DR HOPS, INC. (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a “**Holder**” and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the “**Administrative Agent**”).

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer’s business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the “**Title III Offering**”), conducted on www.HoneycombCredit.com (the “**Site**”) maintained by Honeycomb Credit, Inc. (the “**Portal**”);

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Recitals.

The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II
NOTE PURCHASE TERMS

2.1 Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $124,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2 Payment Terms.

(a) Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day 30 days after the Offering Period has ended and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	DR HOPS, INC.
Doing Business As	DR HOPS, INC.

Offering Amount	$60,000.00 –$124,000.00
Security Type	Secured Loan
Interest Rate	14.00% annually
Maturity	36 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket Lien on assets of the company
Personal Guaranty	Joshua Rood
First Payment	30 days after campaign end date

2.3 Payments.

(a) ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b) Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4 Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5 Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6 No Right to Cancel.

Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7 Issuer’s Right to Reject Subscription.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder’s subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder’s Designated Account whose subscription has been rejected.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Issuer’s Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.2 Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.3 Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.4 Holder’s Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a) Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder’s

subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b) Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c) No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d) Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e) Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f) Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g) Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h) Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i) Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j) Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k) Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to

pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l) No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m) No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n) Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o) Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i) Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii) Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p) Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i) Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii) Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii) Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv) Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v) Anti-Terrorism and Money Laundering.

(A) Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

(B) Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(C) Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

3.4 4.1 Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

3.4.1 (a) Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

3.4.2 (b) Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

3.4.3 (c) Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

3.5 4.2 Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

3.5.1 (a) Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

3.5.2 (b) Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

3.5.3 (c) Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

3.5.4 (d) No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

3.5.5 (e) Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

ADMINISTRATIVE AGENT

3.6 5.1 Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as

are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

3.7 5.2 Nature of Duties.

3.7.1 (a) The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

3.7.2 (b) The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

3.7.3 (c) In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

3.7.4 (d) The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or

enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

3.7.5 5.3 Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the “Required Holders”), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent’s out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder’s failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder’s consent to the action or inaction taken by the Administrative Agent.

3.7.6 5.4 Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent’s own gross negligence or willful misconduct.

3.7.7 5.5 Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or

disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

3.7.8 5.6 Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

3.7.9 (a) Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

3.7.10 (b) Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

3.7.11 (c) Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

3.7.12 5.7 Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders

shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

3.7.13 5.8 Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI

EVENTS OF DEFAULT

3.8 6.1 Event of Default. Any of the following shall constitute an "Event of Default":

3.8.1 (a) Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

3.8.2 (b) Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

3.8.3 (c) Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

3.8.4 (d) Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

3.8.5 (e) Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

3.8.6 (f) Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

3.8.7 (g) Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

3.8.8 6.2 Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

3.8.9 6.3 No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the

Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

3.8.10 6.4 Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

3.8.11

ARTICLE VII
MISCELLANEOUS

3.8.12 7.1 LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

3.8.13 7.2 NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the

benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

3.8.14 7.3 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

3.8.15 (a) Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

3.8.16 (b) THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

3.8.17 (c) The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

3.8.18 7.4 Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

3.8.19 7.5 Expenses. Each party shall be responsible for its own expenses, including without limitation all

attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

3.8.20 7.6 Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

3.8.21 7.7 Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

3.8.22 7.8 Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

3.8.23 7.9 Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not

operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECURITY AGREEMENT

This Security Agreement by DR HOPS, INC., CA Corporation (the "Debtor"), having a principal place of business located at 2465 Bermuda Ave, San Leandro, CA 94577 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A. The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B. Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1. **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2. **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3. **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4. **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is CA. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term “Books and Records” is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor’s business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor’s Books and Records and any other records pertaining to Debtor’s business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party’s sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor’s expense, the Books and Records at Debtor’s place of business or any other place where they may be found. Secured Party’s right to inspect and duplicate Debtor’s Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor’s principal place of business (as set forth above), and Debtor’s chief executive office is and has been at the location of Debtor’s principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor’s Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party’s request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party’s prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor’s rights therein, other than in the ordinary course of Debtor’s business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not

permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Debtor will comply with each covenant set forth in the NPA;

(m) Debtor will not hereafter grant a security interest in the Collateral to any person, firm or corporation;

(n) If any of the Collateral or any of Debtor’s Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord’s, mortgagee’s or lienholder’s rights to enforce any claim against Debtor for moneys due under the landlord’s lien, mortgagee’s mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor’s Books and Records and assuring Secured Party’s ability to have access to the Collateral and Debtor’s Books and Records in order to exercise Secured Party’s rights to take possession thereof and to remove them from such premises;

(o) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party’s security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(p) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor’s other obligations in this Agreement, the Debtor agrees, in each case at the

Debtor’s expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor’s signature thereon is required therefor,

(ii) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5. Use of Collateral; Casualty. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor’s (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6. Event of Default. The occurrence of any one or more of the following will be an “Event of Default” hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206
Debtor	c/o Joshua Rood DR HOPS, INC. 2465 Bermuda Ave, San Leandro, CA 94577

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **Waiver of Jury Trial**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Joshua Rood

____

Joshua Rood

DR HOPS, INC.

NOTE PURCHASE AGREEMENT

DR HOPS, INC. ,
as the
Issuer, AND

THE HOLDERS HERETO

FROM TIME TO TIME

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**") is entered into, by and among DR HOPS, INC. (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

DEFINITIONS

1.1 Recitals. The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "**Disclosure Document**." The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "**Loan Documents**."

NOTE PURCHASE TERMS

2.1 Purchase of Notes. The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $124,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefor. Holder will not receive a paper document representing Holder's Note.

2.2 Payment Terms.

a) Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day of the first calendar quarter that starts 60 days after the Note proceeds have been disbursed to the Issuer and continuing on or before the last business day of each calendar quarter thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	DR HOPS, INC.
Offering Amount	$60,000.00 –$124,000.00
Security Type	Secured Loan
Interest Rate	14.00% annually
Maturity	36 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket Lien on assets of the company
Personal Guaranty	Joshua Rood
First Payment Date	30 days from offering end date

b) Escrow Services Agreement. To facilitate repayment of the Note and, as a condition to the effectiveness of this Agreement, Issuer shall execute and deliver an Escrow Services Agreement (the "**Escrow Agreement**") pursuant to which Issuer consents to the appointment of an escrow agent (the "**Escrow Agent**") acceptable to Portal and to the establishment of an Escrow Account ("**Escrow Account**") wherein the proceeds of the Notes shall be deposited.

c) Authorization for Electronic Funds Transfers. The Issuer hereby authorizes the Escrow Agent, or other designee by Portal, to initiate automatic transfers on a periodic and preauthorized basis at the times and amounts set forth in Section 2.2(a) from its designated business bank account ("**Business Bank Account**"). The Issuer further hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous entries that may be made to the Business Bank Account in connection with the repayment of the Notes. In the absence of an express written direction from Portal to the Escrow Agent to make the duplicate or erroneous automatic entry to or from the Business Bank Account, the Issuer recognizes that any losses or damages that may result from such duplicate or erroneous entries in the automatic debiting or crediting of the Business Bank Account are not caused by the Portal and Issuer waives and releases Portal from any liability associated with such errors. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied. Issuer represents and warrants that if its Business Bank Account information changes, it shall immediately submit to Portal and to the Escrow Agent updated information for a successor business bank account and agrees that this authorization contained in section 2.2(c) shall be effective for such successor business bank account.

d) Subordination. Each Holder covenants and agrees, notwithstanding anything to the contrary contained in this Agreement or its respective Note, that the payment of any and all of the obligations herein shall be subordinate and subject in right and term of payment to the payment of the Senior Loan Agreement.

2.3 Payments.

a) ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "**Designated Account**") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes. In the event there is any error in the amount paid to a Holder in its Designated Account, Holder hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous entries that may be made to the Designated Account in connection with the repayment of the Notes. This authorization is effective as of the execution of this

Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied.

2.4 Equalization Among Holders. Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made *pro rata* in proportion to the amount then outstanding under each Holder's respective Note.

2.5 Maximum Lawful Rate. In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6 Subordination. Each Holder covenants and agrees, notwithstanding anything to the contrary contained in this Agreement or its respective Note, that the payment of any and all of the obligations herein shall be subordinate and subject in right and term of payment to the payment of the Senior Loan Agreement.

2.7 No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.8 Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

a. Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

b. Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

c. Use of the Proceeds. The proceeds from the Notes shall be used for commercial purposes,

only, and shall not be used for personal, family, or household purposes.

3.2 Holder's Representations and Warranties.

Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

a. Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

b. Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

c. No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

d. Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

e. Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

f. Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

g. Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

h. Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

i. Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

j. Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be

reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

k. Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

l. No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

m. No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

n. Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

o. Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

   I. Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

   II. Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

   III. Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

   IV. Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

p. Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

I. Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

II. Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

III. Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

IV. Investment Company. Holder is not an “investment company” within the meaning of the Investment Company Act of 1940.

V. Anti-Terrorism and Money Laundering.

a. Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

b. Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of “Specially Designated Nationals” or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

c. Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder’s Note.

ARTICLE IV COVENANTS

4.1 Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

a. Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

b. Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

c. Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2 Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

a. Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

b. Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

c. Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder

d. **Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment**.

e. **No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder’s interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder’s interest in its Note shall be void.**

f. Re-Purchase of Holder’s Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder’s Note.

ARTICLE V
ADMINISTRATIVE AGENT

5.1 Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, any subordination agreement or similar agreement,

and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto.

Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2 Nature of Duties.

a. The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

b. The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "**Enforcement Proceeding**"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that, to the extent Honeycomb Collateral, LLC is the Administrative Agent, all funds from the sale of any Collateral shall be maintained and distributed utilizing the same accounts and procedures for the regular payments made by the Issuer under the Notes. Each Holder acknowledges and agrees that in no event can Honeycomb Collateral LLC directly hold or distribute proceeds on behalf of the Holders.

c. In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

d. The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or

position that the Holders will have as a result of the Loan

5.3 Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "**Required Holders**"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses and fees, including, but not limited to, attorney fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4 Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5 Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6 Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

a. Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent shall be paid a flat fee in accordance with the Schedule 5.6(a) attached hereto and incorporated herein

b. Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate(s) set forth in Schedule 5.6(b), subject to periodic adjustment, attached hereto and incorporated herein, plus reimbursement of all out of pocket expenses reasonable incurred by the Administrative Agent.

c. Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a *pro rata* basis.

d. Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by causing written Notice ("**Notice of Resignation**") to be provided to the Holders at least fourteen (14) days' prior to the effective date of the resignation; or, (ii) shall resign if such resignation is requested in writing by the Required Holders. Holders acknowledge and agree that the 14 days' prior written notice of the resignation is waived if the Required Holders vote to appoint a successor administrative agent before expiration of the 14-day period. **Upon the occurrence of an Event of Default and vote by the Required Holders to proceed with a lawsuit against the Issuer or any Guarantor, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent. Each Holder further acknowledges that Honeycomb Collateral LLC cannot directly hold or distribute funds on behalf of any Holder.** If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. **For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely**. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such

former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.7 Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI
EVENTS OF DEFAULT

6.1 Event of Default. Subject to Section 6.4 below, any of the following shall constitute an "**Event of Default**":

a. Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

b. Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

c. Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

d. Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

e. Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

f. Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term “**Change of Control**” means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

g. Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2 Remedies. Upon the occurrence and during the continuance of an Event of Default in

Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement. Each Holder acknowledges and agrees that, to the extent a Holder elects not to forgive the balance of the amounts due and owing to the Holder, the Holder shall be responsible for payment of the fees and costs incurred in connection with or related to any Enforcement Proceeding or action to collect on the Note in proportionate to the outstanding balance due and owing on the Note held by the Holder compared to the aggregate amount of the outstanding indebtedness owed by the Issuer to the Holders who have elected not to forgive the indebtedness evidenced by such Holders' Note(s). To the extent Holders incur fees and expenses as a result of the Issuer's default, such amounts shall be added to the indebtedness due and owing by the Issuer under this Agreement.

6.3 No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4 Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund.

ARTICLE VII
MISCELLANEOUS

7.1 **LIMITATIONS ON DAMAGES**. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2 **NO CLASS ACTION CLAIMS**. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or

otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7.3 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

a. Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

b. THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

c. The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4 Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5 Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement

7.6 Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7 Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8 Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9 Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

ISSUER:

DR HOPS, INC.

By: Joshua Rood

Name: Joshua Rood

Title: officer

ADMINISTRATIVE AGENT, solely in its capacity as Administrative Agent, on behalf of the Holders,

HONEYCOMB COLLATERAL LLC

By: /s/ Christian Bilger

Title: Chief Operating Officer

HOLDERS – *See attached electronic record(s) of Holder execution*

PERSONAL GUARANTY AGREEMENT

This Personal Guaranty Agreement (this "Guaranty") is made effective as of Mar 20 2024 by Joshua Rood, (the "Guarantor"). This Guaranty is being given to holders of the DR HOPS, INC. loan hosted on Honeycomb Portal LLC funding portal. This Guaranty is given for the benefit of the Guarantor and for DR HOPS, INC. ("the Debtor") of 2465 Bermuda Ave, San Leandro, CA 94577.

I. OBLIGATIONS. This Guaranty is given by the Guarantor to induce the Creditor to extend credit to the Debtor, and in consideration of the Creditor doing so, and for the other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and further acknowledging that the Creditor intends to rely on this Guaranty, the Guarantor absolutely and unconditionally guarantees prompt payment when due of all payments and liabilities of the Debtor to the Creditor, whether voluntary or involuntary and however arising, whether secured or unsecured, absolute or contingent, liquidated or unliquidated and regardless of whether the Debtor may be liable individually or jointly with others, regardless of whether recovery upon any such obligation may be or hereafter become barred or otherwise unenforceable, including interest and charges, and to the extent not prohibited by law, all costs and attorney's fees incurred in attempting to realize upon this Guaranty.

II. LIMITATION OF AMOUNT. The liability of the Guarantor pursuant to this Guaranty (exclusive of any costs and expenses incurred by the Creditor to realize upon this Guaranty) shall not, at any time, exceed the sum of the loan amount of $124,000.00.

III. DURATION. This is a continuing Guaranty and shall not be revoked by the Guarantor. This Guaranty will remain effective until all obligations guaranteed by this Guaranty are completely discharged.

IV. NOTICE OF DEFAULT. The Creditor shall be required to notify the Guarantor of a default by the Debtor in the Debtor's commitments to the Creditor before proceeding against the Guarantor under this Guaranty.

V. CREDITOR PROVISIONS. The Creditor must exercise reasonable diligence to recover monies due or performance owed by the Debtor before seeking to enforce this Guaranty and collect against the Guarantor. If the Guarantor is required to perform in the place of the Debtor, the Guarantor will assume the place of the Creditor in any legal action against the Debtor. This Guaranty is given with the understanding that the security, if any, shall all be exhausted before any claim is asserted against the Guarantor for collection of any debt or the performance of the contract by the Guarantor.

VI. ASSIGNMENT. This Guaranty (a) shall bind the successors and assigns of the Guarantor (this Guaranty is not assignable by the Guarantor without the express written consent of the Creditor and is not affected by the death of the Guarantor), (b) shall inure to the Creditor, its successors and assigns, and (c) may be enforced by any party to whom all or any part of the liabilities may be sold, transferred, or assigned by the Creditor.

VII. FINANCIAL CONDITION. The Creditor has no duty to advise the Guarantor of the Debtor's financial condition.

VIII. CORPORATE AUTHORITY. The Guarantor certifies that it is not prohibited under its articles of organization to act as the Guarantor.

IX. ENTIRE AGREEMENT. This Guaranty contains the entire agreement of the parties with respect to the subject matter of this Guaranty and there are no other promises or conditions in any other agreement, whether oral or written.

X. AMENDMENT. This Guaranty may not be modified or amended.

XI. SEVERABILITY. If any provision of this Guaranty shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Guaranty is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

XII. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Guaranty shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Guaranty.

XIII. APPLICABLE LAW. This Guaranty shall be governed by the laws of the State of CA.

XIV. RECEIPT. The Guarantor acknowledges receipt of a copy of this Guaranty.

Guarantor: Joshua Rood

Joshua Rood

2465 Bermuda Ave, San Leandro, CA 94577

SECURITY AGREEMENT

This Security Agreement, entered into on Mar 20 2024, by and between DR HOPS, INC., a CA, Corporation (the "Debtor"), having a principal place of business located at 2465 Bermuda Ave, San Leandro, CA 94577 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A. The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B. Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1. **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2. **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3. **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4. **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) Except for the security interest herein granted, Debtor is the owner of the Collateral free from any adverse lien, security interest or encumbrance; no financing statement covering any of the Collateral or any proceeds thereof is on file in any public office; and the Debtor will defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein;

(b) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(c) The state of formation of the Debtor is CA. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written

(d) notice thereof;

Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion

as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(e) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(f) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(g) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party, unless the Debtor provides written notice to the Collateral Agent of a substitution or replacement of the existing Collateral for new Collateral with equal or greater value and with the existing lien of the Secured Party attaching to the new Collateral;

(h) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(i) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(j) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(k) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(l) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(m) Debtor will comply with each covenant set forth in the NPA;

(n) Debtor will not hereafter grant a security interest in the Collateral to any person, firm or corporation in any manner that diminishes the value of the lien granted in favor of the Secured Party;

(o) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(p) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such

insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(q) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5. Use of Collateral; Casualty. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or
(b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6. Event of Default. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in

the NPA);The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(c) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or anypart thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be

binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206 Email: christian@honeycombcredit.com
Debtor	c/o Joshua Rood 2465 Bermuda Ave, San Leandro, CA 94577

(b) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(c) **Waiver of Jury Trial** . The Debtor waives its right to a jury trial with respect to any action or claim arising out of any dispute in connection with this agreement, any rights, remedies, obligations, or duties hereunder, or the performance or enforcement hereof or thereof. Except as prohibited by law, the Debtor waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages.

(d) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(e) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(f) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(g) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(h) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(i) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(j) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(k) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

DEBTOR:

DR HOPS, INC., a CA Corporation

Joshua Rood

By: ___________________________

Name: Joshua Rood

Title: officer

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

PLATFORM LISTING AGREEMENT

This is an Agreement, entered into on Mar 20 2024 by and between Honeycomb Portal, LLC, a Delaware limited liability company ("Honeycomb Funding Portal") and DR HOPS, INC. ("Issuer").

Background

I. Honeycomb Funding Portal is registered as a "funding portal" as described in section 3(a)(80) of the Securities Exchange Act of 1934.

II. Honeycomb Funding Portal licenses a digital platform at www.HoneycombCredit.com (the "Platform") where issuers of securities can solicit investments by potential accredited investors.

III. Issuer wishes to raise capital from investors in an offering (the "Offering") that is exempt from registration under the Securities Act of 1933 (the "Act") pursuant to section 4(a)(6) thereof (the "Crowdfunding Exemption").

NOW THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1. **License by Honeycomb Funding Portal**.

1.1. **Grant of License**. Subject to the terms and condition of this Agreement, Honeycomb Funding Portal hereby licenses Issuer to conduct the Offering using the Platform.

1.2. **Restrictions on License**. Issuer shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform; (iii) use the Platform for any purpose other than the Permitted Use; or (iv) use the Platform in a manner that interferes with the use of Platform by Honeycomb Funding Portal or its other customers; (v) copy, reproduce, modify, adapt, translate or create any derivative works from the Platform; (vi) remove, alter, obscure or tamper with any trademark, copyright or other proprietary markings or notices affixed to or contained within the Platform; (vii) permit any competitor of Honeycomb Funding Portal to access the Platform using Issuer's credentials; or (viii) encourage or permit any third party to engage in any of the foregoing.

2. **Representations by Issuer**. Issuer represents that:

2.1. **Eligibility for Exemption**. The Issuer is eligible to offer and sell securities under the Crowdfunding Exemption. Without limiting the preceding sentence, the Issuer is not ineligible to offer or sell securities pursuant to the Crowdfunding Exemption by reason of 17 CFR §227.100(b) or 17 CFR §227.503.

2.2. **No Disqualification Events**. Within the last ten (10) years, neither the Issuer nor any of the persons described in 17 CFR §227.503(a) has been the subject of any of the events described in 17 CFR §227.503(a)(1)-(8).

2.3. **Compliance with Crowdfunding Exemption**. Issuer will conduct the Offering in compliance with all of the requirements of section 4A(b) of the Act, as well as the regulations adopted by the Securities and Exchange Commission (the "SEC") implementing the Crowdfunding Exemption, including 17 CFR §227.100, *et seq* (the "Crowdfunding Regulations"). Without limiting the preceding sentence, Issuer will:

2.3.1. Provide all of the information required by 17 CFR §227.201;

2.3.2. Not engage in any advertising of the Offering except as permitted by 17 CFR §227.204;

2.3.3. Not pay or otherwise compensate any person to promote the offering except as provided by 17 CFR §227.205;

2.3.4. Not knowingly accept from any investor an amount in excess of the amounts described in 17 CFR §227.101(a)(2);

2.3.5. Conduct the Offering only through the Platform

2.3.6. Not conduct any other offering of any securities concurrently with the Offering, except as approved in writing by Honeycomb Funding Portal;

2.3.7. Prepare and file all forms required to be prepared and filed by Issuer;

2.3.8. Ensure that no information provided by Issuer in connection with the Offering includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

2.3.9. Not, in connection with the Offering, employ any device, scheme, or artifice to defraud, or engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;

2.3.10. Cooperate with Honeycomb Funding Portal in the conducting the Offering, in a manner to ensure compliance with the Crowdfunding Exemption; and

2.3.11. Promptly notify Honeycomb Funding Portal of any information that could cause Issuer or the Offering to be ineligible for the Crowdfunding Exemption.

2.4. **Compliance with Other Laws**. Issuer will conduct the Offering with all other Federal and State laws, including but not limited to securities laws, *i.e.*, laws other than the Crowdfunding Exemption.

2.5. **Compliance with Policies and Procedures**. Issuer will comply with all policies and procedures adopted by Honeycomb Funding Portal for use of the Platform.

2.6. **No Prior Offers**. Issuer has not previously made any “offers” of its securities (as defined in section 2(a)(3) of the Act) in connection with the Offering.

2.7. **Prior Offerings**. Schedule 2.7 sets forth a list of all of the offerings of securities conducted or attempted by Issuer within the last three (3) years.

2.8. **No Reliance**. Issuer acknowledges that Honeycomb Funding Portal has not provided Issuer with any business or legal advice. Issuer has such legal, accounting, and other professional assistance as it has deemed advisable.

2.9. **Terms of Use and Privacy Policy**. Issuer has reviewed and will comply with the Terms of Use and the Privacy Policy as set forth on the Platform.

2.10. **No Conflicts**. Neither the execution of this Agreement nor the Offering (i) conflicts with the Certificate of Formation or Operating Agreement of Issuer or any contract to which Issuer is a party or by which it is bound, or (ii) requires the consent of any governmental agency or other third party.

2.11. **No Commissions**. No party (other than Honeycomb Funding Portal) will be owed a commission from the sale of securities pursuant to the Offering.

2.12. **No Guaranty**. Issuer acknowledges that Honeycomb Funding Portal has made no representations, warranties, or promises to Issuer whatever, except as set forth in this Agreement. Without limiting the preceding sentence, Honeycomb Funding Portal has made no representations concerning (i) the number of potential investors likely to register at the Platform, or (ii) the likelihood that the Offering will be successful.

2.13. **No Liability for Third Party Statements**. Issuer acknowledges that the Platform will include communications channels that allow

registered users to comment on Issuer and the Offering, and that Honeycomb Funding Portal is not responsible or liable for any inaccurate or libelous statements that may be made on such communications channels.

2.14. **Non-Circumvention**. Issuer will not solicit any investor introduced to Issuer by Honeycomb through the Platform to invest in any subsequent offering of Issuer

2.15. **Enforceability**. This Agreement is the binding legal obligation of Issuer, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

2.16. **No Endorsement**. Issuer may advertise that its securities are or will be listed on the Platform, but shall not claim or imply that Honeycomb Funding Portal has approved or endorsed Issuer or its securities.

2.17. **Recordkeeping**. Issuer has established means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.

2.18. **Registration with SEC**. You agree to allow Honeycomb Credit Inc. and its subsidiary Honeycomb Portal LLC to register this offering and additional required disclosures related to this offering on behalf of your business. This includes the generation of SEC EDGAR access codes and the electronic signing of documents related to your offering.

2.19 **Documentation to SEC**. By committing to sell securities in a Reg CF offering, you agree to file all reporting required for a Reg CF offering with the SEC. This includes, but not limited to, the time-sensitive filing of a Form C, Form C-A (if necessary), Form C-U, Form C-AR, and Form C-TR. In addition to requiring information about your business, team, business plan, and the risks associated with your business, these filings require providing financial statements that have been certified by management for the past two fiscal years (if available) and providing ongoing financial statements and business information for at least one fiscal year following a successful Reg CF offering. You agree to make timely filing of these ongoing filings.

Honeycomb Credit and its subsidiaries will be permitted to make these filings on your behalf.

For ongoing reporting requirements such as the Form C-AR and Form C-TR, Honeycomb will prepare and submit for a $250 filing fee at the time of future filing.

2.20 **Ongoing Reporting to Honeycomb**. As soon as available or within 120 days after the end of each fiscal year of the Issuer, financial statements of the Issuer consisting of a balance sheet as of the end of such fiscal year, and related statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year.

2.21 **Agreements with Service Providers related to this Offering**. By engaging with Honeycomb Credit and its subsidiaries to host your Reg CF offering, you agree to engage third-party service providers, whose engagement shall be at Honeycomb's sole discretion, for the purposes of operating and administering your campaign.

2.22 **Eligibility and Background Check**. You consent to having all beneficial owners and covered persons (officers, directors, paid promoters of your campaign) undergo a background check to verify eligibility to run a CF campaign prior to launching your campaign.

2.23 **Communications about the Offering**. You agree to adhere to all public and private communication guidelines and rules related to promoting a Regulation CF (Reg CF) offering. By signing this term sheet, you attest that you understand the rules and the limitations of promoting your Reg CF offering and are committed to making such communications in a manner that is compliant with Reg CF and SEC rules.

Additionally, you agree to manage your offering's campaign page "Communication Channel". The Communication Channel is a forum specific to your campaign that allows interested persons/potential investors to ask questions about your business and the offering. You agree to respond to all relevant questions posed in this forum in a timely fashion and in a manner that is truthful and accurate. If you are contacted by an interested party directly (via email or in-person, for example) with a question related to your offering, you agree to make your response to that question public via the Communication Channel. Best practice is to direct those with questions to ask them through the Communication Channel, where it can be answered by you publicly. This is intended to give all potential investors access to the same information.

2.24 **Consent and Authorization to Electronic Funds Transfers**. Funds will automatically be deducted from your designated business bank account monthly (on the same day of the month as your first payment or, if the date falls on non-business day, the next available business day) for the term of the loan or until the loan balance reaches zero.
By signing below, you, on behalf of the Company acknowledge and accept the foregoing terms and conditions for the potential Reg CF Offering, including, but limited to, the need to authorize Honeycomb or its designated fee-for-service contractor, or escrow agent, to (a) initiate the automatic transfers from your business bank account on a periodic and preauthorized basis, and
(b) to make any adjustments for any duplicate or erroneous entries that may be made in error to the business bank account in connection with the potential Reg CF Offering.

2.25. **Other Warranties**. Issuer represents that (i) it is in good standing in each jurisdiction where the failure to be in good standing would impair its business; (ii) this Agreement and the Offering have been duly authorized by all necessary corporate action; (iii) no person has a preemptive right to acquire the securities to be offered on in the Offering; (iv) there is no litigation pending or, to the knowledge of Issuer, threatened regarding or restraining the Offering; and (v) Issuer has not been rejected by another funding portal, whether in contemplation of the Offering or a different offering under the Crowdfunding Exemption.

3. **Representations of Honeycomb Funding Portal**.

3.1. **Licensure**. Honeycomb Funding Portal will keep its license to operate as a funding portal in force through the term of the Offering.

3.2. **Compliance with Laws**. Honeycomb Funding Portal shall use reasonable commercial efforts to comply with all of the provisions of section 4A(a) of the Act and those provisions of the Crowdfunding Regulations that apply to intermediaries.

3.3. **Enforceability**. Honeycomb Funding Portal represents that this Agreement is the binding legal obligation of Honeycomb Funding Portal, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

3.4. **Limited Performance Warranty**. Honeycomb Funding Portal warrants that the Platform will perform substantially as demonstrated and that all services performed by Honeycomb Funding Portal will be performed in a good and workmanlike manner. In the event Issuer believes that Honeycomb Funding Portal is in violation of this limited performance warranty, Issuer shall notify Honeycomb Funding Portal and Honeycomb Funding Portal shall use reasonable commercial efforts to correct any error or defect.

3.5. **Availability**. Honeycomb Funding Portal shall use commercially reasonable efforts to make the Platform available to potential investors on a 24/7 basis without material interruption, except for (i) normal maintenance and repairs, and (ii) any loss or interruption due to causes beyond the control of Honeycomb Funding Portal, including, but not limited to, delay, interruption or failure of telecommunication or Internet transmission.

3.6 **Warranty of Non-Infringement**.

3.6.1. **In General**. Honeycomb Funding Portal warrants that Issuer's use of the Platform as anticipated by this Agreement will not infringe on the rights of any third party. If a claim is made that Issuer's use of the Platform infringes on the rights of a third party then Honeycomb Funding Portal will, at its sole expense and as Issuer's sole remedy, defend against such claim and pay any final judgment against Issuer, provided that Issuer promptly notifies Honeycomb Funding

Portal of any such claim in writing and Honeycomb Funding Portal is given sole control over the defense and settlement of such claim. Honeycomb Funding Portal may, without the knowledge or consent of Issuer, agree to any resolution of the dispute that does not require on the part of Issuer a payment or an admission of wrongdoing. Without limiting the preceding sentence, Honeycomb Funding Portal may (i) seek to obtain through negotiation the right of Issuer to continue using the Platform; (ii) rework the Platform so as to make it non- infringing; or (iii) replace the Platform, as long as the reworked or replacement Platform does not result in a material adverse change in the "look and feel" or operational characteristics of the Platform. If none of these alternatives is reasonably available in Honeycomb Funding Portal's sole discretion, Honeycomb Funding Portal may terminate this Agreement without financial penalty

3.6.2. **Exceptions**. The foregoing warranty shall not apply to infringement caused by (i) Issuer's modification or use of the Platform other than as contemplated by the Agreement; (ii) Issuer's failure to use corrections or enhancements made available by Honeycomb Funding Portal to the extent that such corrections or enhancements would make the Platform non-infringing; or
(iii) information, specification or materials provided by Issuer or third party acting for Issuer.

3.7. **Disbursement of Funds at the Close of a Successful Campaign**. Funds will be disbursed after the minimum target amount of the offering is settled in escrow. If your campaign successfully raises its minimum target amount, you can expect to receive payments within 10 days of the target close date of your offering. Please note that the exact timing and amount of payment is subject to the speed at which your campaign's investors transfer and clear their investments. Funds transferred through ACH are subject to standard 10-day holdback periods. Honeycomb will work with investors to transfer and clear funds as quickly as possible. If your campaign does not raise the minimum target goal by the campaign end date, funds will be returned to investors.

3.8. **Early Disbursement of Funds**. If your campaign reaches the minimum target before the campaign end date but 21 days after the Form C for the offering has been filed, you may request an early disbursement of funds. Requests for early disbursement may be subject to additional fees.

3.9. **Payments to Investors**. Your first payment will be due upon the expiration of the interim period following the close of the offering period. No interest will be charged on your loan balance during this interim period.

Payments back to your investors will begin after the expiration of your interim period. Payments can occur on the 7th, 14th, 21st, or 28th of each month. Your first payment will occur on the first applicable day following the expiration of the interim period.
For example, if your interim period expires on the 21st of the month, it will be due on that day. If your interim period expires on the 22nd of the month, your first payment will be due on the 28th.

4. **No Other Warranties**. EXCEPT FOR THE WARRANTIES SET FORTH IN THIS SECTION 3, THE PLATFORM, INCLUDING ANY MANUALS AND OTHER MATERIALS, IS PROVIDED "AS IS," WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT ISSUER WILL BE SUCCESS RAISING FUNDS THROUGH USE OF THE PLATFORM, OR THAT THE PLATFORM WILL OTHERWISE MEET ISSUER'S REQUIREMENTS OR COMPLY WITH SECURITIES LAWS. ANY WARRANTIES IMPLIED BY LAW, COURSE OF DEALING, OR OTHERWISE ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

5. **Due Diligence**. Honeycomb Funding Portal shall conduct a due diligence review of Issuer and the Offering promptly following the execution of this Agreement, and shall complete such review within thirty (30) days following the date that Issuer has provided Honeycomb Funding Portal with all information requested by Honeycomb Funding Portal. Such due diligence review may include, among other things, conducting such investigations as Honeycomb may choose to conduct to comply with its obligations under 17 CFR §227.301, seeking additional representations and warranties from Issuer, and such other steps and procedures as Honeycomb Funding Portal deems necessary or appropriate. Issuer shall cooperate with Honeycomb Funding Portal in conducting the due diligence review and shall cause its employees and agents to cooperate. If Honeycomb Funding Portal is dissatisfied with such review in its sole and unlimited discretion, it may terminate this Agreement by giving written notice to Issuer.

6. **Ownership of Intellectual Property**.

6.1. **Intellectual Property of Honeycomb Funding Portal**. Honeycomb Funding Portal or its affiliates are the exclusive owners of the Platform and all of the intellectual property rights associated with the Platform, including all trademarks, service marks, patents, copyrights, trade secrets, designs, algorithms, and software, even if the Honeycomb Funding Portal incorporates into the Platform suggestions made by Issuer.

6.2. **Intellectual Property of Issuer**. Issuer is the exclusive owner of its name, logo(s), trademarks, URLs, and other intellectual property

6.3. **Data Collected on Platform**. Honeycomb Funding Portal is the exclusive owner of all data it collects from the use and operation of the Platform, including but not limited to the names and other identifying information of registered users and the frequency and duration of visits.

6.4. **License of Issuer IP**. Issuer hereby grants to Honeycomb Funding Portal a non-exclusive, perpetual, royalty-free license to display on the Platform and in advertising materials the name of Issuer and other information related to the Primary Offering, both during and following the Term. All such displays shall be tasteful and professional.

7. **Term**.

7.1. **In General**. The term of this Agreement (the "Term") shall begin on the date first written above and shall continue until terminated in accordance with this section 6.

7.2. **Termination of Offering**. This Agreement shall terminate upon the termination or completion of the Offering. The Offering may be suspended or terminated in the sole discretion of Honeycomb Funding Portal if the Issuer has raised less than 10.0% of its minimum target amount within 21 days of the date the Offering first goes live on the Platform. Upon the written agreement of the parties, a new Term shall begin in connection with a subsequent offering of Issuer to be conducted on the Platform.

7.3. **Termination for Cause**. Either party may terminate this Agreement in the event the other party breaches this Agreement and such breach is not cured within ten (10) days' notice from the non-breaching party.

7.4. **Termination for Breach of Representations**. Either party may terminate this Agreement in the event any representation of the other party set forth in this Agreement is untrue and remains untrue for ten (10) days following notice.

7.5. **Termination for Failure to Obtain License**. Issuer may terminate this Agreement if Honeycomb has not obtained its license to act as a funding portal within ninety (90) days.

7.6. **Termination for Failure to Qualify**. If either Issuer or Honeycomb Funding Portal believes the Offering will not comply with the Crowdfunding Exemption, it shall promptly notify the other party in writing, explaining in reasonable detail the reason(s) for its belief. For a period of not less than ten (10) days, the parties shall discuss in good faith how the Offering can be modified to comply with the Crowdfunding Exemption, without material harm to either Issuer or Honeycomb Funding Portal. If they cannot agree, then either party may terminate this Agreement.

7.7. **Terminations Required by Law**. Honeycomb Funding Portal may terminate this Agreement as required by 17 CFR §227.301.

7.9. **Result of Termination**. Upon any termination of this Agreement the license granted pursuant to section 1 shall terminate and the securities of Issuer shall no longer be listed for sale on the Platform. The termination of this Agreement shall not affect the rights or obligations of the parties as in effect immediately before termination. Issuer shall not be entitled to any refund upon termination.

8. **Compensation**.

8.1. **Posting Fee**. Upon the execution of this Agreement, Issuer has paid to Honeycomb Funding Portal a non-refundable, one- time posting fee. This posting fee is $250.

8.2. **Success Fee**. Upon successful completion of the Offering, Honeycomb Funding Portal shall be entitled to a

non-refundable, one- time success fee equal to the percentage of the gross proceeds of the Offering as applied at the marginal rates in the table below. Issuer hereby authorizes Honeycomb Funding Portal to instruct the escrow agent (or other person performing the duties of an escrow agent) to disburse such success fee directly to Honeycomb Funding Portal from the proceeds of the Offering.

Gross Proceeds of Offering	***Success Fee Rate***
Up to $50,000	*8.00%*
$50,001 - $100,000	*7.00%*
$100,001+	*6.00%*

8.3. **Early Disbursement Fee**. If an offering successfully reaches its minimum Target Amount before the Offering End Date but 21 days after the Form C has been filed, the Issuer may request an early disbursement of funds. The fee to receive an early disbursement is $250.

9. **Interest on Unpaid Balance**. In the event Issuer fails to pay any amount due to Honeycomb Funding Portal when due, the unpaid balance shall bear interest at the rate of one and one half percent (1.5%) per month.

11. **Limitations**.

9.1. **Limitation of Liability**. HONEYCOMB FUNDING PORTAL SHALL NOT BE LIABLE TO ISSUER UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

9.2. **Limitation on Damages**. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, HONEYCOMB'S AGGREGATE MONETARY LIABILITY FOR ANY CAUSE OR CAUSES (REGARDLESS OF THE FORM OF ACTION) UNDER OR RELATING TO THIS AGREEMENT, WHETHER PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL IN NO EVENT EXCEED THE TOTAL OF ALL AMOUNTS PAID TO Honeycomb BY ISSUER PURSUANT TO THIS AGREEMENT DURING THE PRECEDING TWELVE (12) MONTHS.

9.3. **Exclusion**. The limitations set forth in sections 8.1 and 8.2 shall not apply to any claims arising under section 3.6 (concerning Honeycomb Funding Portal's warranty of non-infringement).

10. **Indemnification by Issuer**. Issuer shall indemnify and hold Honeycomb Funding Portal harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of this Agreement by Issuer; (ii) the operation of Issuer's business; or (iii) the offering or sale of securities by Issuer. Issuer shall promptly notify Honeycomb Funding Portal of any actual or threatened claim by an investor relating to the Offering.

11. **Miscellaneous**.

11.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular

11.2. instance constitute a waiver of such right or remedy generally.

11.3. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by facsimile or electronic mail with transmission acknowledgment, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Honeycomb Funding Portal	6008 Broad Street, Pittsburgh, PA 15206
Issuer	c/o Joshua Rood 2465 Bermuda Ave, San Leandro, CA 94577

11.4. **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most convenient to Allegheny County, Pennsylvania, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

11.5. **Force Majeure**. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

11.6. **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

11.7. **No Offer**. The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully- executed original.

11.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10. **Assignment**. No party to this Agreement shall assign his or its rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

11.11. **No Third Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.12. **Fiduciary Obligations**. The parties intend that neither this Agreement nor any course of dealing shall create fiduciary obligations.

11.13. **Annual Financial Statements.** The Issuer covenants and agrees that until satisfaction of all of Issuer's obligations incurred in connection with the Offering, the Issuer will furnish or cause to be furnished to Honeycomb Funding Portal: As soon as available

and in any event within 120 days after the end of each fiscal year of the Issuer, financial statements of the Issuer consisting of a balance sheet as of the end of such fiscal year, and related statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year.

11.14. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.15. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.16. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.17. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.18. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

HONEYCOMB PORTAL, LLC

By: /s/ Christian Bilger
Christian Bilger, Chief Operating Officer

DR HOPS, INC.

By Joshua Rood

Joshua Rood

officer

ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

(i) the issuer set forth on the signature page hereto ("**Issuer**");
(ii) a funding portal being used to facilitate Issuer's offering set forth on the signature page hereto ("**Funding Portal**"); and
(iii) Silicon Valley Bank, a Division of First Citizens Bank, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**SVBFC**").

For purposes of this Agreement: (a) the above parties other than and excluding SVBFC are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with SVBFC, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into this Agreement: Exhibit A – Contingent Offering (if applicable)

Exhibit B – Fees and Expenses

Recitals

A. SVBFC is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B. Issuer Party is engaging SVBFC to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Regulation Crowdfunding ("**Offering**").

C. In accordance with the Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D. In accordance with the Offering Document, all payments by Subscribers subscribing for Securities shall be sent directly to SVBFC as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and SVBFC by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Regulation Crowdfunding Rule 303(e), and related SEC guidance and FINRA rules.

E. If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in Exhibit A, as applicable, SVBFC will promptly deposit any and all Escrow Funds SVBFC receives into a separate bank escrow account as set forth in Section 1(d) below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to Section 3 and 4 below.

F. SVBFC will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, SVBFC will be the “qualified third party”, as defined in Regulation Crowdfunding Rule 303(e)(2). SVBFC accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker- dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

Agreement

1. **Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a) "**ACH**" means Automated Clearing House.

(b) "**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c) "**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d) "**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

«companyName»

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

Institution: Silicon Valley Bank

ABA: 011002343

Account Name: Honeycomb Portal LLC - Boston Private Esrow Agent

Account Number: 953382532

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of SVBFC's payment processing facilitation services; all instruments of payment must be payable to the institution as set forth above as escrow agent until any applicable minimum contingency requirement is met.

*Offering Name as set forth on the signature page hereto.

**Subscriber Name as completed by Subscriber.

(e) "**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f) "**Instruction Letter**" means written instructions in a form acceptable to SVBFC with Funding Portal directing SVBFC to promptly disburse or transmit the Escrow Funds to Issuer pursuant to Section 4(a).

(g) "**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h) "**Minimum Offering Notice**" means a written notification in a form acceptable to SVBFC with Funding Portal representing to SVBFC that: (i) subscriptions for at least the Minimum Offering have been received; (ii) to the best of Funding Portal's knowledge after due inquiry and review of Funding Portal's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by SVBFC; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

(i) "**NACHA**" means National Automated Clearing House Association."**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Funding Portal as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Funding Portal of the Cash Investment Instrument and

notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Funding Portal or other termination, for whatever reason, of such subscription.

2. **Appointment of Facilitator of Escrow.** Funding Portal hereby appoints SVBFC to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and SVBFC hereby accepts such appointment, in accordance with the terms of this Agreement. Funding Portal shall take all necessary steps to assure that all funds necessary to consummate the Transaction are deposited into the Escrow Account. Issuer shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer.

3. **Deposits into Escrow Account.**

(a) Funding Portal shall direct Subscribers to, and Subscribers shall, directly deliver to SVBFC all Cash Investment Instruments for deposit in the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY SVBFC, THE INSTITUTION IN SECTION 1(D) OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER UNTIL ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b) Issuer Party understands and agrees that all Cash Investment Instruments received by SVBFC pursuant to this Agreement are subject to collection requirements of presentment, clearing and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. SVBFC shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, SVBFC's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by SVBFC, Issuer Party shall immediately reimburse SVBFC upon receipt from SVBFC of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which SVBFC may collect from Issuer Party pursuant to Section 10.

(c) Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, SVBFC's sole obligation shall be to notify Issuer Party, depending upon the source of the of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by SVBFC of Subscriber's account information.

(d) SVBFC shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e) Issuer Party shall, or cause Subscriber to, provide SVBFC with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by SVBFC.

(f) In the event any party other than SVBFC receives a Cash Investment Instrument, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to SVBFC for deposit into the Escrow Account.

4. **Disbursement of Escrow Funds.**

(a) Subject to Section 3(b) and Section 10, SVBFC shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer no later than one Business Day following receipt of the following documents:

(i) Minimum Offering Notice;

(ii) Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii) Instruction Letter; and

(iv) such other certificates, notices or other documents as SVBFC may reasonably require;

provided that SVBFC shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if SVBFC has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by SVBFC, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), SVBFC shall disburse any additional funds received with respect to the Securities to Issuer by wire transfer no later than one Business Day after SVBFC receives from or on behalf of Issuer (1) Issuer's request for closing via SVBFC's online portal and (2) Issuer's written verification that the subscriptions therefor are in good order.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. SVBFC is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by SVBFC in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

NOTWITHSTANDING ANY REFERENCE HEREIN TO THE REQUIREMENT OF A PROMPT DISTRIBUTION OR RETURN OF A CASH INVESTMENT, OR A DISTRIBUTION OR RETURN OF A CASH INVESTMENT TO BE MADE WITHIN A PARTICULAR NUMBER OF DAYS, FOR PURPOSES OF FULFILLING RETURNS IN SECTION 3 ABOVE AND THIS SECTION 4, SVBFC SHALL NOT BE REQUIRED TO PROCESS A RETURN OF A PAYMENT OF A CASH INVESTMENT MADE BY A SUBSCRIBER VIA ACH AS THE CASH INVESTMENT INSTRUMENT ("ACH SUBSCRIBER") UNTIL THE EXPIRATION OF ANY DISPUTE, CHARGEBACK, REVERSAL OR RETURN PERIOD UNDER THE NACHA RULES, TYPICALLY 60 DAYS. ISSUER PARTY SHALL INFORM ACH SUBSCRIBERS OF THE TIMING OF RETURNS AS PART OF ISSUER PARTY'S SUBSCRIPTION PROCESS.

(b) No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by SVBFC of written notice: (i) from Issuer Party that Issuer Party intends to reject a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, SVBFC shall pay to such Subscriber in (i) and each Subscriber in (ii)-(iv) by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by SVBFC of Subscriber's account information.

(c) Notwithstanding anything to the contrary contained herein, if SVBFC shall not have received an Instruction Letter on or before the Expiration Date or the Termination Date (as defined below), subject to Section 5, SVBFC shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Funding Portal, pay to each Subscriber by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation

by SVBFC of Subscriber's account information. For purposes of this Agreement, "**Termination Date**" means, if the Offering is a contingent Offering, the date on which the minimum offering contingencies are required to have been met, as such date may be amended as provided in the Offering Document.

(d) Issuer Party shall, or cause Subscriber to, provide SVBFC with information sufficient to effect such payment or return to Subscriber as outlined in this Section 4, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by SVBFC.

5. **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, SVBFC, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of SVBFC hereunder, or
(b) SVBFC is unable to determine, to SVBFC's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or SVBFC's proper actions with respect to its obligations hereunder, or

(c) Funding Portal has not within 30 days of SVBFC's notice of resignation pursuant to Section 7 appointed a successor provider of escrow services or agent to act hereunder, then SVBFC may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of SVBFC or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to SVBFC, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. SVBFC shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of SVBFC.

6. **No Commingling, Investment of Funds or Interest to Issuer Party.** SVBFC shall not:
(a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by SVBFC in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7. **Resignation of SVBFC.** SVBFC may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, or upon any termination of this Agreement pursuant to Section 17, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation or termination. SVBFC shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as SVBFC deems advisable. After SVBFC's resignation or the termination of this Agreement, as applicable, and the fulfillment of SVBFC's obligations with respect thereto, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8. **Role of SVBFC as Facilitator of Escrow.**

(a) SVBFC's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. SVBFC shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. SVBFC may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which SVBFC shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. SVBFC shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to Section 20(a) that SVBFC's fraud, willful misconduct or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party ("**Ineligible Losses**").

(b) SVBFC shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c) SVBFC shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, SVBFC shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. SVBFC shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall SVBFC be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d) SVBFC is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by SVBFC of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, SVBFC is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if SVBFC complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, SVBFC shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e) SVBFC may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the fees and expenses of any such counsel.

(f) By this Agreement, Subscribers are not customers of SVBFC and SVBFC shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, SVBFC may ask Issuer Party to provide, and Issuer Party shall provide promptly upon SVBFC's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help SVBFC to identify and verify a Subscriber's identity. Any further participation by SVBFC in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g) SVBFC makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. SVBFC shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9. **Indemnification of SVBFC.**

(a) Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless SVBFC and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**SVBFC Parties**"), to the fullest extent permitted by Law, from and against (and no SVBFC Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (including SVBFC Parties) (collectively, "**Actions**") arising out of or relating to the offering of securities, this Agreement, the provision of SVBFC's services hereunder or the engagement of SVBFC hereunder (including, without limitation, any breach or alleged breach of this Agreement or any

representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse SVBFC Parties for all expenses (including attorneys' fees) as they are incurred by SVBFC Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which SVBFC is a party. Notwithstanding, Issuer Party will not be responsible for any Ineligible Losses, and SVBFC agrees to immediately refund any indemnification payments made to an SVBFC Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to SVBFC Parties all amounts due under this Section 9 promptly after written demand therefor.

(b) Promptly after the receipt by any SVBFC Party of notice of the commencement of any Action, SVBFC shall, if a claim with respect thereto is or may be made against the Indemnifying Party, give the Indemnifying Party written notice of the commencement of such Action. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. With respect to any Action in which a SVBFC Party may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to SVBFC request to assume the defense of any such Action with counsel reasonably satisfactory to the SVBFC Party. If SVBFC agrees to the assumption by the Indemnifying Party of the defense of any such Action, the SVBFC Party shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such SVBFC Party in connection with the defense thereof unless: (i) the Indemnifying Party has agreed to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the SVBFC Party in a timely manner; or (iii) the SVBFC Party shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the SVBFC Party, including situations in which there are one or more legal defenses available to the SVBFC Party that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of a SVBFC Party without the prior written consent of such SVBFC Party.

(c) In the event that SVBFC performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that SVBFC is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, SVBFC shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the SVBFC Parties pursuant to subsection (a) above, it being understood and agreed that SVBFC may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve SVBFC of any duties, liabilities or responsibilities.

(d) For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any SVBFC Party.

(e) If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its commercially reasonable efforts to cause SVBFC and the other SVBFC Parties, by name or description, to be included in any release or settlement agreement, whether or not SVBFC and the other SVBFC Parties are named as defendants in such Action.

10. **Compensation to SVBFC.**

(a) Issuer Party shall pay or cause to be paid to SVBFC for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by SVBFC by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to SVBFC and reimburse SVBFC for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, SVBFC will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party

under this Section 10 shall survive any termination of this Agreement and the resignation or removal of SVBFC.

(b) All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by SVBFC and will be charged automatically by SVBFC to the credit card or other payment method separately provided or as otherwise agreed by the Parties. Issuer Party consents to SVBFC retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that SVBFC and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide SVBFC written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to SVBFC within 10 days of receiving an invoice therefor. All payments made to SVBFC shall be in US dollars in immediately available funds.

(c) If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) SVBFC may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, SVBFC for all costs incurred by SVBFC in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in Exhibit B.

(d) Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, SVBFC is authorized to and may disburse from time to time, to itself or to any SVBFC Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which SVBFC or any SVBFC Party is entitled to seek indemnification pursuant to Section 9 hereof). SVBFC shall notify Issuer Party of any disbursement from the Escrow Funds to itself or to any SVBFC Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

(e) Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, Issuer shall grant to SVBFC and the SVBFC Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and SVBFC and the SVBFC Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to SVBFC and the SVBFC Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to SVBFC and the SVBFC Parties upon receipt of an itemized invoice.

11. **Representations and Warranties.**

(a) Issuer Party jointly and severally represents, warrants and covenants to SVBFC as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to do so would not have a material adverse effect on Issuer Party or Issuer Party's business. Funding Portal is a SEC-registered intermediary in good standing.

(ii) Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or
(B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iii) Issuer Party acknowledges that the status of SVBFC is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and as an Offering pursuant to Regulation Crowdfunding, SVBFC will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that SVBFC has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of SVBFC has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that SVBFC has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering of the Securities. By this Agreement, SVBFC accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

(iv) Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(v) No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vi) Any deposit with SVBFC by Subscriber and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(vii) RESERVED.

(viii) To the extent Issuer Party will be sharing personal or financial information of a third party with SVBFC in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with SVBFC and its affiliates and service providers for SVBFC and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. SVBFC shall be a third party beneficiary to such agreement.

(ix) Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides SVBFC with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify SVBFC if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(x) Issuer Party shall provide SVBFC with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving any SVBFC Party, the escrow agent or this Agreement.

(b) SVBFC represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) SVBFC is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. SVBFC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. SVBFC is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its obligations herein require such qualification, license or registration, except where the failure to do so would not have a material adverse effect on SVBFC's ability to perform its obligations under this Agreement.

(ii) SVBFC has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by SVBFC and constitutes the legal, valid, binding, and enforceable obligation of SVBFC, enforceable against SVBFC in accordance with its terms. SVBFC shall comply with Law in all material respects in performing its obligations under this Agreement.

(iii) SVBFC's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides SVBFC with any instructions in connection with the Escrow Account. SVBFC shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12. **Disclaimer of Advice.** Issuer Party is SVBFC's sole customer pursuant to this Agreement. By this Agreement, SVBFC is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering of securities, SVBFC's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice).

13. **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of SVBFC as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of a Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14. **Assignment.** Except as provided in Section 17, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided SVBFC may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to Section 7 or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this Section 14 is void. Subject to this Section 14, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference SVBFC's and its affiliates' data privacy policies and website terms of use, as posted on SVBFC's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause issuers to, comply. This Agreement (including all exhibits, all schedules and SVBFC's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of SVBFC with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16. **Amendment; Waiver.** Except as set forth in Section 7, Section 14 and Section 22, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. **Term and Termination.**

(a) The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof ("**Term**"), at which time this Agreement shall terminate and SVBFC shall have no further obligation or liability whatsoever with respect to the Escrow Funds.

(b) Notwithstanding, SVBFC may terminate this Agreement for cause immediately without notice to Issuer Party upon: (i) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates;
(ii) conduct by Issuer Party or any of their affiliates that may jeopardize SVBFC's current business, prospective business or professional reputation; (iii) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (iv) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis ("**Bankruptcy Event**"). Notwithstanding, Issuer Party may terminate this Agreement: (i) for cause immediately with notice to SVBFC upon: (A) SVBFC's fraud, willful misconduct or gross negligence; (B) any material breach by SVBFC of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured); or

(C) upon a Bankruptcy Event of SVBFC; or (ii) with 30 days' prior written notice to SVBFC in the event of any increase in the amount of fees or expenses pursuant to Section 10(a) and Exhibit B and such increase is not either applicable to SVBFC's escrow services customers generally or reasonably related to the specific services being provided to Issuer Party. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

(c) No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to SVBFC in accordance with the terms hereunder and such obligations shall survive. Issuer Party shall pay or shall cause to be paid all previously-accrued but not yet paid fees on receipt of SVBFC's invoice therefor or as otherwise set forth in Exhibit B, Section 9 or Section 10. In addition, Issuer Party shall remove any and all references to SVBFC from any Offering Document, cease use of SVBFC intellectual property and no longer refer to SVBFC in connection with the Offering.

18. **Dealings.** SVBFC and any stockholder, director, officer or employee of SVBFC may buy, sell and deal in any of the securities of Issuer Party and become pecuniarily interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude SVBFC from acting in any other capacity for Issuer Party or any other entity.

19. **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20. **Choice of Law, Jurisdiction and Dispute Resolution.**

(a) This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York.

(b) Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR INELIGIBLE LOSSES, THE COLLECTIVE AGGREGATE LIABILITY OF THE SVBFC PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY SVBFC DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e) Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

(f) None of the SVBFC Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g) All rights and remedies of any Party in this Agreement will be in addition to all other rights and remedies available at law or in equity.

21. **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid; or (d) upon receipt by recipient's email system, if sent by email.

22. **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24. **No Third Party Beneficiaries.** Except as otherwise set forth in Section 9, this Agreement is for the sole benefit of the Parties and, subject to Section 14, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. SVBFC Parties shall be third party beneficiaries as set forth in Section 9.

25. **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents.

26. **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27. **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. No Party shall use, disclose or retain confidential information (including personally identifiable information or other account information) of any other Party or any third parties that such Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. Each Party may retain copies of and disclose any data or information collected from or on behalf of any other Party as required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as required by Law.

28. **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29. **Anti-Money Laundering.**

(a) Issuer Party acknowledges that SVBFC is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which SVBFC must obtain, verify and record information that allows SVBFC to identify customers of SVBFC opening accounts. Accordingly, SVBFC will ask Issuer Party to provide, and Issuer Party shall provide upon SVBFC's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help SVBFC to identify and verify a person's identity.

(b) The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement.

30. **Privacy.**

(a) Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of

permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with all applicable U.S. privacy Law (including, without limitation, as applicable to the Party, Regulation S-P of the SEC and the Gramm-Leach- Bliley Act (15 U.S.C § 6081 et seq.)) and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b) In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

31. **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

[Signatures appear on following page(s).]

In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

Effective Date: Offering Name:

FUNDING PORTAL:

Entity Name: **Honeycomb Portal LLC**

Name: Christian Bilger

Title: Chief Operating Officer

ISSUER:

Entity Name: DR HOPS, INC.

Name: Joshua Rood

Title: officer

CERTIFICATION OF BENEFICIAL OWNER(S)

a) Legal Name and Title of Natural Person Opening Account:

Joshua Rood

b) Name and Address of Legal Entity for Which the Account is Being Opened:

DR HOPS, INC.

2465 Bermuda Ave, San Leandro, CA 94577

c) The following information for each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 20 percent or more of the equity interests of the legal entity listed on the previous page:

Full Legal Name	Date of Birth MM/DD/YYYY	Address	Social Security Number (for US Persons)
Thomas Weaver	[redacted]	2465 Bermuda Ave, San Leandro, CA 94577	[redacted]
Aaron Hankowski	[redacted]	2465 Bermuda Ave, San Leandro, CA 94577	[redacted]
Joshua Rood	[redacted]	2465 Bermuda Ave, San Leandro, CA 94577	[redacted]

I hereby attest that none of the beneficial owners associated with this offering has engaged in any prohibited activities as stipulated in Rule 506(d) of Regulation D. Furthermore, there are no ongoing investor lawsuits, stop orders, SEC/FINRA proceedings, or state securities proceedings involving any of these individuals.

I further affirm that all beneficial owners associated with this offering, including myself, are eligible participants for conducting a Regulation CF offering, and there is no pending litigation against any of us that would make us or the issuer ineligible for a Reg CF offering.

I Joshua Rood **, hereby certify that the information provided above is true, complete, and correct.**

Joshua Rood

Signature

Mar 20 2024

Date (MM/DD/YYYY)